REPORT OF VOTING RESULTS
(Under Section 11.3 of NI 51-102)

Date of Meeting:	Wednesday September 22, 2004

Type of Meeting:	Annual and Special General Meeting of Shareholders

Place of Meeting:	2 nd Floor, Xchange Conference Center,
888 Dunsmuir Street, Vancouver, British Columbia

The following is a brief description of the matter(s) voted upon and the outcome of the vote. If a vote was conducted by a ballot, including a vote on a matter in which votes are cast both in person and by proxy, the number or percentage of votes cast for, against or withheld from the vote are indicated.

Description of Matter	Outcome of Vote	If Ballot Conducted, Number or Percentage of Votes Cast, for, against or withheld.
Determine the number of directors at six (6)	Approved	Not applicable.
Elect C. McLeod-Seltzer	Approved	Not applicable
Elect Thomas C. Shrake	Approved	Not applicable
Elect Anthony J. Petrina	Approved	Not applicable
Elect William Myckatyn	Approved	Not applicable
Elect David K. Fagin	Approved	Not applicable
Elect Paul B. Sweeney	Approved	Not applicable
Appoint Staley Okada as auditors and authorize the audit committee to fix remuneration	Approved	Not applicable
Special Resolution to remove pre-existing company provisions pursuant to the new Business Corporations Act	Approved	On poll with ballots: 95.18% FOR 4.82% Against
Special Resolution to adopt new articles
pursuant to the enactment of the new
Business Corporations Act and alter the
Company's authorized capital from
1,000,000,000 to unlimited, to be in line with
the new Business Corporations Act, with
authority to the board to determine to
proceed.	Approved	On poll with ballots: 80.25% FOR 19.75% Against
Approval to transact other business	Approved	Not applicable